Astris Energi Announces Issuance of Shares, Change of
Debenture Holders and Formation of a Special Committee

MISSISSAUGA, ONTARIO, CANADA, March 16, 2007 – Astris Energi Inc. (OTC Bulletin Board - ASRNF)(the “Company”), announced today that it has issued 4,248,750 shares at US $0.08 cents per share to ACME Global Inc. (“ACME”) in satisfaction of fees that they paid to the Company in the amount of US $339,900 ($330,000 plus 3% for expenses including out-of-pocket costs, travel-related expenses, and attorney’s fees) with respect to a due diligence exclusivity period.

The Company has also received notice that ACME has acquired approximately CDN $1.81 million of the company’s outstanding convertible debentures from Cornell Capital Partners LP and certain other debenture holders representing all of the Company’s outstanding convertible debentures with the exception of one CDN $20,000 debenture.

The Company also announced that it has formed a Special Committee of the Board of Directors to evaluate and consider strategic alternatives.

About Astris Energi Inc.
Astris is committed to becoming a leading provider of affordable stationary and motive power fuel cells and components. Additional information is also available at the company’s website at www.astris.ca.

Notes on Forward-Looking Statements

Except for the historical information contained herein, this press release contains, among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such statements may include, without limitation, statements with respect to Astris’s plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current beliefs and expectations of Astris’s management and are subject to significant risks and uncertainties, including those detailed in Astris’s filings with the Securities and Exchange Commission. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Astris’s control). Astris undertakes no obligation to update publicly any forward-looking statements.

For further information, please contact:
Anthony Durkacz
Vice President Finance
Ph: 905-608-2000
Fx: 905-608-8222
Astris Energi Inc.

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2     Tel: (905) 608-2000     Fax: (905) 608-8222
www.astris.ca     E-mail: questions@astris.ca